EXHIBIT 99.1


ASE TEST LIMITED                                                  March 7, 2002
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FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.     886-2-8780-5489              Mobile   886-920-189-608
Fax.     886-2-2757-6121              email:   jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.     408-567-4383                 email:     rwei@iselabs.com

Thomson Financial/Carson:
In Asia Pacific:    Mylene Kok        65-879-9881         mylene.kok@tfn.com.sg
In the US:          Daniel Loh        212-701-1998        dan.loh@thomsonir.com
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               ASE Test Limited Announces FEBRUARY 2002 REVENUES

TAIPEI, TAIWAN, R.O.C., MARCH 7, 2002 - ASE Test Limited (Nasdaq: ASTSF) today announces that its unaudited consolidated February 2002 net revenues were US$20.66 million. Compared to prior periods, the February figure represented a drop of 36% year-over-year and a decline of 8% sequentially.


CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

-----------------------------------------------------------------------------------------------------
                      February          January          February              YoY        Sequential
(US$000)                  2001             2002              2002           Change            Change
-----------------------------------------------------------------------------------------------------
Net Revenues            32,044           22,431            20,656             -36%               -8%
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

HISTORICAL CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

REPRESENTATION OF BAR CHART

US$000
        Jul '01    Aug '01    Sep '01    Oct '01    Nov '01    Dec '01    Jan '02    Feb '02
        --------------------------------------------------------------------------------------
         18,887     20,221     21,418     22,669     23,270     21,467     22,431     20,656
